Exhibit 12.1

American Airlines Group Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(In millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Income before income taxes	$949	$289	$2,645	$145
Add: Total fixed charges (per below)	465	499	1,443	1,452
Less: Interest capitalized	16	10	43	35
Total earnings before income taxes	1,398	778	4,045	1,562
Fixed charges:
Interest (1)	226	236	710	675
Portion of rental expense representative of the interest factor	239	263	733	777
Total fixed charges	465	499	1,443	1,452
Ratio of earnings to fixed charges	3.01	1.56	2.80	1.08

(1)	The nine months ended September 30, 2014 includes non-cash interest accretion related to outstanding Mandatorily Convertible Preferred Stock and Other Bankruptcy Settlement Obligations.